

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew O. Tierney 610-382-3829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Distributors, Incl, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH H. HEWITT
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Aug. 12, 2011

Matthew Tierney 3/10/11
Signature

FinOP
Title

Deborah H Hewitt
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY MELLON DISTRIBUTORS, INC.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

December 31, 2010

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
BNY Mellon Distributors, Inc.:

We have audited the accompanying consolidated statement of financial condition of BNY Mellon Distributors, Inc. and its subsidiaries (the Company), as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity and comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon Distributors, Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



March 10, 2011

BNY MELLON DISTRIBUTORS, INC.
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	5,772,261
Investments, at fair value		78
Accounts receivable		4,600,085
Due from affiliate		480
Prepaid expenses		144,832
Other assets		20,075
Total assets	$	10,537,811
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	6,705,972
Due to affiliates		216,301
Income taxes payable		86,422
Accrued expenses		184,468
Total liabilities		7,193,163
Stockholder's equity:		
Common stock, $1 par value. Authorized 200,000 shares; issued and outstanding 4 shares		4
Additional paid-in-capital		4,890,628
Accumulated deficit		(1,545,984)
Total stockholder's equity		3,344,648
Total liabilities and stockholder's equity	$	10,537,811

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS, INC.
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Operations

Year ended December 31, 2010

Revenues:		
Service fees	$	3,322,473
Investment income		4,537
Total revenues		3,327,010
Expenses:		
Employee compensation and benefits		1,241,594
Allocated support services		1,426,634
Professional and other services		716,719
General office expenses		378,142
Impairment of goodwill		714,363
Total expenses		4,477,452
Loss before income tax benefit		(1,150,442)
Income tax benefit		(53,008)
Net loss	$	(1,097,434)

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS, INC.
(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation

Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Loss

Year ended December 31, 2010

		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
		Shares	Amount				
Balances at January 1, 2010	$	4	4	4,890,628	(448,550)	(45,765)	4,396,317
Minimum pension liability adjustment		—	—	—	—	45,765	45,765
Net loss		—	—	—	(1,097,434)	—	(1,097,434)
Balances at December 31, 2010	$	4	4	4,890,628	(1,545,984)	—	3,344,648

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS, INC.

(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(1,097,434)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred tax benefit		(17,834)
Impairment of goodwill		714,363
Minimum pension liability adjustment		45,765
(Increase) / decrease in other assets		
Accounts receivable		(885,396)
Investments at fair value		(5)
Interest receivable		264
Due from affiliate		29,027
Prepaid expenses		49,454
Income taxes receivable		164,632
Increase / (decrease) in other liabilities		
Due to affiliates		199,414
Accounts payable		295,944
Accrued expenses		48,084
Income taxes payable		86,422
Other liabilities		(47,432)
Total adjustments		682,702
Net cash used in operating activities		(414,732)
Net decrease in cash and cash equivalents		(414,732)
Cash and cash equivalents at beginning of year		6,186,993
Cash and cash equivalents at end of year	$	5,772,261
Supplemental cash flows disclosure:		
Income tax payments	$	54,599
Income tax refunds		216,093

See accompanying notes to consolidated financial statements.

(1) Organization

BNY Mellon Distributors, Inc. and its subsidiaries (the Company) are wholly-owned subsidiaries of BNY Mellon Distributors Holdings, Inc. (the Parent) and indirect, wholly-owned subsidiaries of The Bank of New York Mellon Corporation (BNY Mellon), a publicly traded company. On July 1, 2010, BNY Mellon acquired PNC Global Investment Servicing, Inc., the Company's former parent, from the PNC Financial Services Group (PNC) through a stock purchase agreement.

The Company's wholly-owned subsidiaries include BB&T AM Distributors, Inc., MGI Funds Distributors, Inc., HighMark Funds Distributors, Inc. and Fairholme Distributors, Inc. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission (SEC), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).

The Company's business includes acting as an underwriter to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with mutual fund clients of the Company's affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ('40 Act).

(c) Accounts Receivable

Accounts receivable includes amounts due for the performance of distribution and support services.

(d) Investments

Investments consist of shares of registered mutual fund investment companies and are stated at estimated fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of operations.

(e) ***Revenue Recognition***

Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. Receipts and payments of distribution fees are recorded on a net basis in the consolidated statement of operations as revenue and contra revenue. For the year ended December 31, 2010, distribution fees received and payable by the Company were $43,648,338.

(f) ***Investment Income***

Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

(g) ***Out-of-Pocket Expenses***

Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as a component of "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of operations.

(h) ***Income Taxes***

Starting on July 1, 2010, the operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company accrues income taxes for Federal and State combined returns on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from BNY Mellon, taxes are accrued on a separate company basis. The amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB *ASC, Topic 740, Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(i) ***Goodwill***

Goodwill represents the excess of the cost on an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss

(Continued)

is recognized at an amount equal to that excess. The Company impaired its goodwill during 2010, recording an impairment charge of $714,363 on its statement of operations.

(j) *Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

(k) ***Recently Issued Accounting Pronouncements***

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*, which is effective for periods beginning after December 15, 2009. This guidance provides amendments to require new disclosures as follows: transfers in and out of Levels 1 and 2 and the reasons for the transfers, additional breakout for asset and liability categories.

(3) Net Capital Requirements

BNY Mellon Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital. BNY Mellon Distributors, Inc. has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, BNY Mellon Distributors, Inc. had net capital of $870,173, which was $620,173 in excess of the required net capital of $250,000. In addition, BB&T AM Distributors, Inc. and HighMark Funds Distributors, Inc. are subject to the same net capital requirements. MGI Funds Distributors, Inc. and Fairholme Distributors, Inc. have elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 for MGI Funds Distributors and $5,000 for Fairholme Distributors or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2010 net capital for the Company's subsidiaries was as follows:

		BB&T AM Distributors, Inc.	HighMark Funds Distributors, Inc.	MGI Funds Distributors, Inc.	Fairholme Distributors, Inc.
Net capital	$	702,104	433,421	270,822	56,809
Excess net capital		452,104	183,421	245,822	51,809

(4) Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. At December 31, 2010, the Company held no Level 2 assets.

Level 3 – Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2010, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $5,772,339.

	Level 1	Total
Cash and cash equivalents	$ 5,772,261	5,772,261
Investments	78	78
	$ 5,772,339	5,772,339

(Continued)

(5) Income Taxes

Starting on July 1, 2010, the operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries.

The income tax benefit included in the consolidated statement of operations is as follows:

Current income taxes:		
Federal	$	(52,574)
State		17,400
Total current income tax benefit		(35,174)
Deferred income taxes:		
Federal		(17,856)
State		22
Total deferred income tax benefit		(17,834)
Total income tax benefit	$	(53,008)

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35% to income before income taxes as a result of state income taxes and permanent differences. In addition, the rate provision for federal income taxes is different from the federal statutory income tax rate of 35% as a result of an accrual for unrecognized tax benefits.

The Company's federal and Pennsylvania tax returns are closed to examination through 2006. Pursuant to the acquisition agreement between BNY Mellon and PNC, any additional tax liabilities arising for periods prior to July 1, 2010, are liabilities of PNC.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at July 1, 2010	$	-
Prior period tax positions		
Increases		-
Decreases		-
Current period tax positions		115,205
Settlements		-
Statute expiration		-
Balance at December 31, 2010	$	115,205

Of the above balance at December 31, 2010, $106,210 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

(Continued)

The Company recognizes accrued interest and penalties, if applicable, related to income taxes in income tax expense. The Company did not recognize any interest or penalties related to income taxes for the year ended December 31, 2010. The Company had no liability for the payment of interest or penalties related to income taxes accrued at December 31, 2010.

(6) Incentive Savings Plan (ISP)

The Company, along with its affiliates, adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution. Employee contributions are invested in a number of investment options available under the plan. ISP expenses for the Company were $25,399 for the year ended December 31, 2010 and are included in "Employee compensation and benefits" in the consolidated statement of operations.

(7) Related Party Transactions

Related party revenues of approximately $319,050 generated by providing distribution and administrative support services to affiliated open-end investment companies are included in "Service fees" in the consolidated statement of operations.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with an affiliate, which is under common control of BNY Mellon. Accordingly, the Company has been charged for such shared costs. The Parent, BNY Mellon and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2010, these allocations totaled $1,426,634, which are included in "Allocated support services" in the consolidated statement of operations. At December 31, 2010, amounts payable to related parties totaled $216,301, which is included in "Due to affiliates" on the consolidated statement of financial condition. At December 31, 2010, amounts receivable from related parties totaled $480, which is included in "Due from affiliate" on the consolidated statement of financial condition.

Income taxes payable of $86,422 recorded on the consolidated statement of financial condition will result in an intercompany payable.

The members of the Board of Directors of the Company are employees of the Company or an affiliate. For the year ended December 31, 2010, the Board members did not receive any remuneration for their services.

(8) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts or money market mutual funds.

For the year ended December 31, 2010, approximately 17% of service fee revenue, excluding Out-of-Pocket revenue, was generated from an unaffiliated open-end investment company.

(9) Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

		BB&T AM Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.	Fairholme Distributors, Inc.
Total assets	$	1,256,448	335,300	1,133,546	111,266
Total liabilities		412,539	22,631	524,306	16,473
Total equity	$	843,909	312,669	609,240	94,793

The above does not reflect the eliminations of intercompany receivables and payables of $83,473. Total subsidiary equity of $1,860,611 is not included as capital in the computation of the Company's net capital under Rule 15c3-1.

(10) Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

(11) Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2010, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2010 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

		Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$	9,659,830	6,315,182
Net effect of consolidation of subsidiaries		877,981	877,981
Amounts reported per audited financial statements	$	10,537,811	7,193,163

(Continued)

(12) Immaterial Financial Statement Corrections

In 2010, management identified an immaterial error in the accounting for service fee revenue. Historically, service fee revenue had been accounted for on a cash basis on the books of two of the Company's subsidiaries, which was not in accordance with generally accepted accounting principles. Management appropriately accrued for service fee revenue in 2010 on these subsidiaries and reflected the immaterial correction of changing from a cash basis revenue recognition practice to an accrual method as an increase in beginning retained earnings. Previously reported accumulated deficit as of December 31, 2009 of $471,246 was decreased by $22,696 to reflect the immaterial correction.

SUPPLEMENTARY INFORMATION

Schedule I

BNY MELLON DISTRIBUTORS, INC.

(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Computation of Unconsolidated Net Capital under SEC Rule 15c3-1

December 31, 2010

Net capital:		
Stockholder's equity	$	3,344,648
Deduction for nonallowable assets:		
Equity of subsidiaries		1,860,611
Accounts receivable		325,402
Intercompany receivable		83,953
Prepaid expenses		102,862
Other assets		20,075
Net capital before haircuts on securities positions		951,745
Haircuts on securities:		
Investment in money market mutual fund (2% of $4,078,010)		81,560
Investment in mutual funds (15% of $78)		12
Net capital		870,173
Computation of alternative net capital requirement:		
Minimum net capital required		250,000
Net capital in excess of required minimum	$	620,173

Statement Pursuant to SEC Rule 17a-5(d)(4):

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited amended FOCUS Part II Report filed by the Company as of March 10, 2011.

See accompanying Report of Independent Registered Public Accounting Firm.

BNY MELLON DISTRIBUTORS, INC.

(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Computation for Determination of Reserve Requirement and Information
Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers. At December 31, 2010, the Company held no customer funds and had no special account balance.

See accompanying Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY REPORT



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BNY Mellon Distributors, Inc.:

In planning and performing our audit of the consolidated financial statements of BNY Mellon Distributors, Inc. and subsidiaries (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 10, 2011



BNY MELLON DISTRIBUTORS, INC.

(An Indirect Wholly-Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Financial Statements and
Unconsolidated Supplemental Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT